Exhibit 99.1

FROM:	Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Media Contact: Lauren Snyder
Tel: +1.242.363.6018

FOR IMMEDIATE RELEASE

KERZNER ISSUES STATEMENT FOLLOWING

EVENTS IN SOUTHERN ASIA

PARADISE ISLAND, The Bahamas, December 27, 2004 – Kerzner International Limited (NYSE:KZL) (the “Company”) today released a statement regarding the impact of yesterday’s events in southern Asia related to an earthquake off the coast of Indonesia.  The Company currently manages and owns a 20% interest in the 100-room One&Only Kanuhura and is the manager and developer of a second property, the 130-room One&Only Reethi Rah, which is scheduled to open in the second quarter of 2005.  The Maldives, a group of islands approximately 600 miles southwest of the southern tip of India, sustained damages from flooding due to the effects of seismic waves that were above normal.

Following is the Company’s statement:

“We are currently in the process of assessing damages at our two properties in the Maldives.  Initial reports indicate that we did not experience significant damage, other than some flooding.  We currently have no injuries to report.  Male International Airport has re-opened and the One&Only Kanuhura is open and communication with the property is functional.

Both of the Company’s properties in the Maldives are covered by insurance.  The One&Only Kanuhura maintains asset protection and business interruption insurance coverage for flood-related events that are subject to limited deductibles.  The development of the One&Only Reethi Rah is covered by a construction insurance policy, which the Company expects will cover damages.

We would like to extend our concern and sympathy to those affected by the events in southern Asia and will work closely with local authorities to provide our support, if needed.”

For the year ended December 31, 2004, the Company expects to record management fees and equity earnings related to its operations and ownership interests in the Maldives of approximately $2 million.

About the Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels.  The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas.  Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat and is the home to the largest casino in the Caribbean.  The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States.  In the United Kingdom, Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004.  In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand.  The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai.  Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa.  For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018.  Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.